Exhibit 99.2

CASTOR MARITIME INC.
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS
December 31, 2022 and March 31, 2023
(Expressed in U.S. Dollars – except for share data)

ASSETS			December 31,	March 31,
CURRENT ASSETS:	Note		2022	2023
Cash and cash equivalents			$100,593,557	$63,091,223
Restricted Cash	8		1,684,269	1,935,357
Accounts receivable trade, net			2,706,412	2,901,846
Due from related parties	4		2,437,354	3,533,737
Inventories			1,939,689	1,614,975
Prepaid expenses and other assets			2,065,539	2,595,701
Investment in equity securities	9		—	23,790,130
Assets held for sale	7(b	)	—	18,369,707
Deferred charges, net	14		51,138	—
Current assets of discontinued operations	3		54,763,308	—
Total current assets			166,241,266	117,832,676

NON-CURRENT ASSETS:
Vessels, net	4, 7		343,408,466	321,094,715
Restricted cash	8		7,550,000	7,505,000
Due from related parties	4		3,514,098	3,198,586
Prepaid expenses and other assets			1,626,000	1,220,000
Deferred charges, net	5		5,357,816	3,671,123
Fair value of acquired time charters	6		2,507,506	1,480,547
Investment in related party	4		—	117,319,357
Non-current assets of discontinued operations	3		102,715,796	—
Total non-current assets			466,679,682	455,489,328
Total assets			$632,920,948	$573,322,004

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	8		29,170,815	24,144,747
Debt related to assets held for sale, net	8		—	9,904,156
Accounts payable			7,593,981	2,498,567
Deferred revenue			2,583,879	1,800,947
Accrued liabilities			5,494,043	4,104,155
Current liabilities of discontinued operations	3		6,519,051	—
Total current liabilities			51,361,769	42,452,572

NON-CURRENT LIABILITIES:
Long-term debt, net	8		109,600,947	96,464,510
Non-current liabilities of discontinued operations	3		10,463,172	—
Total non-current liabilities			120,064,119	96,464,510

Commitments and contingencies	12

SHAREHOLDERS’ EQUITY:
Common shares, $0.001 par value; 1,950,000,000 shares authorized; 94,610,088 issued and outstanding as of December 31, 2022, and March 31, 2023	10		94,610	94,610
Preferred shares, $0.001 par value: 50,000,000 shares authorized; Series B Preferred Shares – 12,000 shares issued and outstanding as of December 31, 2022, and March 31, 2023	10		12	12
Additional paid-in capital			303,658,153	265,738,721
Retained earnings			157,742,285	168,571,579
Total shareholders’ equity			461,495,060	434,404,922
Total liabilities and shareholders’ equity			$632,920,948	$573,322,004

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CASTOR MARITIME INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the three months ended March 31, 2022 and 2023
(Expressed in U.S. Dollars – except for share data)

		Three Months Ended March 31,	Three Months Ended March 31,
	Note	2022	2023
REVENUES:
Time charter revenues	6, 14	37,810,865	24,468,970
Total vessel revenues		$37,810,865	$24,468,970

EXPENSES:
Voyage expenses (including $488,672, and $326,770 to related party for the three months ended March 31, 2022, and 2023, respectively)	4, 15	(989,454)	(1,277,085)
Vessel operating expenses	15	(10,127,405)	(11,267,683)
Management fees to related parties	4	(1,530,000)	(1,831,500)
Depreciation and amortization	5, 7	(4,272,809)	(5,812,463)
General and administrative expenses (including $300,000, and $750,000 to related party for the three months ended March 31, 2022, and 2023, respectively)	4, 16	(921,707)	(1,134,664)
Total expenses		(17,841,375)	(21,323,395)

Operating income		19,969,490	3,145,575

OTHER INCOME/(EXPENSES):
Interest and finance costs	8, 17	(1,449,613)	(3,088,079)
Interest income		25,204	798,964
Foreign exchange losses		(1,288)	(61,578)
Dividend income on equity securities	9	—	313,716
Dividend income from related party	4	—	97,222
Gain on sale of equity securities		—	2,636
Unrealized loss on equity securities	9	—	(7,695,588)
Total other expenses, net		(1,425,697)	(9,632,707)

Net income/(loss) and comprehensive income/(loss) from continuing operations, before taxes		$18,543,793	$(6,487,132)
Income taxes		(87,081)	(22,906)
Net income/(loss) and comprehensive income/(loss) from continuing operations, net of taxes		$18,456,712	$(6,510,038)
Net income and comprehensive income from discontinued operations, net of taxes	3	1,519,576	17,339,332
Net income and comprehensive income		19,976,288	10,829,294

Earnings/(Loss) per common share, basic and diluted, continuing operations	13	0.20	(0.07)
Earnings per common share, basic and diluted, discontinued operations	13	0.02	0.18
Earnings per common share, basic and diluted, total	13	0.21	0.11
Weighted average number of common shares, basic and diluted		94,610,088	94,610,088

 The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CASTOR MARITIME INC.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the three months ended March 31, 2022, and 2023
(Expressed in U.S. Dollars – except for share data)

	Number of shares issued
	Common Shares	Series A Preferred Shares	Series B Preferred Shares	Par Value of Shares Issued	Additional Paid-in Capital	Retained Earnings	Total Shareholders’ Equity
Balance, December 31, 2021	94,610,088	—	12,000	94,622	303,658,153	39,181,595	342,934,370
- Net income and comprehensive income	—	—	—	—	—	19,976,288	19,976,288
Balance, March 31, 2022	94,610,088	—	12,000	94,622	303,658,153	59,157,883	362,910,658
Balance, December 31, 2022	94,610,088	—	12,000	94,622	303,658,153	157,742,285	461,495,060
- Net income and comprehensive income	—	—	—	—	—	10,829,294	10,829,294
-Distribution of net assets of Toro Corp. to shareholders (Note 1)	—	—	—	—	(37,919,432)	—	(37,919,432)
Balance, March 31, 2023	94,610,088	—	12,000	94,622	265,738,721	168,571,579	434,404,922

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CASTOR MARITIME INC.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three months ended March 31, 2022, and 2023 (Expressed in U.S. Dollars)

	Note	Three Months Ended March 31,	Three Months Ended March 31,
		2022	2023
Cash Flows provided by / (used in) Operating Activities of Continuing Operations:
Net income		19,976,288	10,829,294
Net income from discontinued operations, net of taxes		1,519,576	17,339,332
Net income/(loss) from continuing operations, net of taxes		$18,456,712	$(6,510,038)
Adjustments to reconcile net income/(loss) from Continuing operations to net cash provided by/ (used in) Operating Activities:
Depreciation and amortization	5, 7	4,272,809	5,812,463
Amortization of deferred finance charges	17	185,994	186,151
Amortization of fair value of acquired time charters	6	—	1,026,959
Unrealized loss on equity securities		—	7,695,588
Realized gain on sale of equity securities		—	(2,636)
Dividend income on equity securities	9	—	(313,716)
Dividend income from related party		—	(97,222)
Changes in operating assets and liabilities:		—
Accounts receivable trade, net		316,042	(195,435)
Inventories		(1,935,431)	180,445
Due from/to related parties		(3,795,006)	(656,726)
Prepaid expenses and other assets		(232,941)	(124,161)
Other deferred charges		(122,806)	51,138
Accounts payable		1,108,178	(3,595,122)
Accrued liabilities		332,041	(1,382,673)
Deferred revenue		(949,362)	(782,933)
Dry-dock costs paid		(537,430)	(1,315,024)
Net Cash provided by/(used in) Operating Activities from Continuing Operations		17,098,800	(22,942)

Cash flow used in Investing Activities of Continuing Operations:
Vessel acquisitions (including time charters attached) and other vessel improvements	7	(22,400,364)	(204,763)
Purchase of equity securities		—	(31,742,081)
Dividends received on equity securities		—	313,716
Proceeds from sale of equity securities		—	258,999
Net cash used in Investing Activities from Continuing Operations		(22,400,364)	(31,374,129)

Cash flows provided by/ (used in) Financing Activities of Continuing Operations:
Common stock issuance expenses		(65,797)	—
Proceeds from long-term debt	8	55,000,000	—
Repayment of long-term debt	8	(3,409,500)	(8,444,500)
Payment of deferred financing costs		(700,578)	(25,178)
Proceeds received from Toro Corp. related to Spin-Off	4	—	2,570,503
Net cash provided by/(used in) Financing Activities from continuing operations		50,824,125	(5,899,175)

Cash flows of discontinued operations:
Net Cash (used in)/ provided by Operating Activities from discontinued operations		(4,035,029	20,409,041
Net cash used in Investing Activities from discontinued operations		(62,383	(153,861)
Net cash used in Financing Activities from discontinued operations		(850,000	(62,734,774)
Net cash used in discontinued operations		(4,947,412)	(42,479,594)

Net increase/(decrease) in cash, cash equivalents, and restricted cash		40,575,149)	(79,775,840)
Cash, cash equivalents and restricted cash at the beginning of the period		43,386,468)	152,307,420
Cash, cash equivalents and restricted cash at the end of the period		$83,961,617)	72,531,580

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents		$73,347,812	$63,091,223
Restricted cash, current		2,903,805	1,935,357
Restricted cash, non-current		7,710,000	7,505,000
Cash, cash equivalents, and restricted cash		$83,961,617	$72,531,580

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest		791,313	2,722,132
Unpaid capital raising costs (included in Accounts payable and Accrued Liabilities)		—	34,000
Unpaid vessel acquisition and other vessel improvement costs (included in Accounts payable and Accrued liabilities)		26,803	—
Distribution of net assets of Toro Corp. to shareholders	1	—	37,919,432

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

1. Basis of Presentation and General information:

Castor Maritime Inc. (“Castor”) was incorporated in September 2017 under the laws of the Republic of the Marshall Islands. The accompanying unaudited interim condensed consolidated financial statements include the accounts of Castor and its wholly owned subsidiaries (collectively, the “Company”). The Company is engaged in the worldwide transportation of ocean-going cargoes through its vessel-owning subsidiaries. On December 21, 2018, Castor’s common shares began trading on the Euronext NOTC, under the symbol “CASTOR” and, on February 11, 2019, they began trading on the Nasdaq Capital Market, or Nasdaq, under the symbol “CTRM”. As of March 31, 2023, Castor was controlled by Thalassa Investment Co. S.A. (“Thalassa”) by virtue of its ownership of 100% of the Series B preferred shares of Castor and, as a result, Thalassa controlled the outcome of matters on which shareholders are entitled to vote. Thalassa is controlled by Petros Panagiotidis, the Company’s Chairman, Chief Executive Officer and Chief Financial Officer.

On March 7, 2023 (the “Distribution Date”), the Company contributed the subsidiaries constituting the Company’s Aframax/LR2 and Handysize tanker segments and Elektra (as defined below) to the Company’s wholly owned subsidiary, Toro Corp. (“Toro”), in exchange for (i) the issuance by Toro to Castor of all 9,461,009 of Toro’s issued and outstanding common shares, and 140,000 1.00% Series A fixed rate cumulative perpetual convertible preferred shares of Toro (the “Series A Preferred Shares”), having a stated amount of $1,000 and a par value of $0.001 per share and (ii) the issuance of 40,000 Series B preferred shares of Toro, par value $0.001 per share, to Pelagos Holdings Corp, a company controlled by the Company’s Chairman, Chief Executive Officer and Chief Financial Officer. On the same day, the Company distributed all of Toro’s common shares outstanding to its holders of common stock of record at the close of business on February 22, 2023 at a ratio of one Toro common share for every ten Company common shares (such transactions collectively, the “Spin-Off”). The Spin-Off was concluded on March 7, 2023. Results of operations and cash flows of the Aframax/LR2 and Handysize tanker segments and assets and liabilities that were part of the Spin -Off are reported as discontinued operations for all periods presented (Note 3). Toro’s shares commenced trading on the same date on the Nasdaq Capital Market under the symbol “TORO”. As part of the Spin-Off, Toro entered into various agreements effecting the separation of Toro’s business from the Company, including a Contribution and Spin-Off Distribution Agreement, pursuant to which, among other things, (i) the Company agreed to indemnify Toro and its vessel-owning subsidiaries for any and all obligations and other liabilities arising from or relating to the operation, management or employment of vessels or subsidiaries the Company retained after the Distribution Date and Toro agreed to indemnify the Company for any and all obligations and other liabilities arising from or relating to the operation, management or employment of the vessels contributed to it or its vessel-owning subsidiaries, and (ii) Toro replaced the Company as guarantor under the $18.0 Million Term Loan Facility. The Contribution and Spin-Off Distribution Agreement also provided for the settlement or extinguishment of certain liabilities and other obligations between the Company and Toro and provides the Company with certain registration rights relating to Toro’s common shares, if any, issued upon conversion of the Toro Series A Preferred Shares issued to the Company in connection with the Spin-Off.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars – except for share data unless otherwise stated)

1.	Basis of Presentation and General information (continued):

The assets and liabilities of Toro on March 7, 2023, were as follows:

March 7, 2023
Cash and cash equivalents	$61,359,774
Accounts receivable trade, net	6,767,408
Due from related parties, current	4,528,948
Inventories	890,523
Prepaid expenses and other assets, current	1,447,062
Vessels, net	91,492,003
Restricted cash	700,000
Due from related parties, non-current	1,708,474
Prepaid expenses and other assets, non-current	4,449,999
Deferred charges, net	2,685,922
Due to Related Parties	(3,001,865)
Accounts payable	(2,432,095)
Accrued liabilities	(3,041,530)
Long-term debt, net	(12,413,056)
Net assets of Toro	155,141,567
Less Investment in Preferred Shares of Toro issued as part of Spin-Off (refer Note 4(c) )	(117,222,135)
Distribution of net assets of Toro to shareholders	$37,919,432

With effect from July 1, 2022, Castor Ships S.A., a corporation incorporated under the laws of the Republic of the Marshall Islands (“Castor Ships”), a related party controlled by the Company’s Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis, manages the Company’s business overall. Prior to this date, Castor Ships provided only commercial ship management and administrative services to the Company (see also Note 4).

Pavimar S.A. (“Pavimar”), a related party controlled by Ismini Panagiotidis, the sister of the Company’s Chairman, Chief Executive Officer, Chief Financial Officer and controlling shareholder, Petros Panagiotidis, provided technical, crew and operational management services to the Company through the first half of 2022. With effect from July 1, 2022, Pavimar co-manages with Castor Ships the technical management of the Company’s dry bulk vessels.

As of March 31, 2023, the Company owned a diversified fleet of 22 vessels, with a combined carrying capacity of 1.7 million dwt, consisting of one Capesize, seven Kamsarmax and twelve Panamax dry bulk vessels, as well as two 2,700 TEU containerships. Details of the Company’s wholly owned subsidiaries as of March 31, 2023, are listed below.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

1.	Basis of Presentation and General information (continued):

(a)	Consolidated vessel owning subsidiaries:

	Company	Country of incorporation	Vessel Name	DWT	Year Built	Delivery date to Castor
1	Spetses Shipping Co. (“Spetses”)	Marshall Islands	M/V Magic P	76,453	2004	February 2017
2	Bistro Maritime Co. (“Bistro”)	Marshall Islands	M/V Magic Sun	75,311	2001	September 2019
3	Pikachu Shipping Co. (“Pikachu”)	Marshall Islands	M/V Magic Moon	76,602	2005	October 2019
4	Bagheera Shipping Co. (“Bagheera”)	Marshall Islands	M/V Magic Rainbow	73,593	2007	August 2020
5	Pocahontas Shipping Co. (“Pocahontas”)	Marshall Islands	M/V Magic Horizon	76,619	2010	October 2020
6	Jumaru Shipping Co. (“Jumaru”)	Marshall Islands	M/V Magic Nova	78,833	2010	October 2020
7	Super Mario Shipping Co. (“Super Mario”)	Marshall Islands	M/V Magic Venus	83,416	2010	March 2021
8	Pumba Shipping Co. (“Pumba”)	Marshall Islands	M/V Magic Orion	180,200	2006	March 2021
9	Kabamaru Shipping Co. (“Kabamaru”)	Marshall Islands	M/V Magic Argo	82,338	2009	March 2021
10	Luffy Shipping Co. (“Luffy”)	Marshall Islands	M/V Magic Twilight	80,283	2010	April 2021
11	Liono Shipping Co. (“Liono”)	Marshall Islands	M/V Magic Thunder	83,375	2011	April 2021
12	Stewie Shipping Co. (“Stewie”)	Marshall Islands	M/V Magic Vela	75,003	2011	May 2021
13	Snoopy Shipping Co. (“Snoopy”)	Marshall Islands	M/V Magic Nebula	80,281	2010	May 2021
14	Mulan Shipping Co. (“Mulan”)	Marshall Islands	M/V Magic Starlight	81,048	2015	May 2021
15	Cinderella Shipping Co. (“Cinderella”)	Marshall Islands	M/V Magic Eclipse	74,940	2011	June 2021
16	Mickey Shipping Co. (“Mickey”)	Marshall Islands	M/V Magic Callisto	74,930	2012	January 2022
17	Songoku Shipping Co. (“Songoku”)	Marshall Islands	M/V Magic Pluto	74,940	2013	August 2021
18	Asterix Shipping Co. (“Asterix”)	Marshall Islands	M/V Magic Perseus	82,158	2013	August 2021
19	Johnny Bravo Shipping Co. (“Johnny Bravo”)	Marshall Islands	M/V Magic Mars	76,822	2014	September 2021
20	Garfield Shipping Co. (“Garfield”)	Marshall Islands	M/V Magic Phoenix	76,636	2008	October 2021
21	Jerry Shipping Co. (“Jerry S”)	Marshall Islands	M/V Ariana A	38,117	2005	November 2022
22	Tom Shipping Co. (“Tom S”)	Marshall Islands	M/V Gabriela A	38,121	2005	November 2022

      (b)       Consolidated subsidiaries formed to acquire vessels:

	Company	Country of incorporation
1	Tom Maritime Ltd. (“Tom M”)	Malta
2	Jerry Maritime Ltd. (“Jerry M”)	Malta
3	Containco Shipping Inc.	Marshall Islands

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

1.	Basis of Presentation and General information (continued):

       (c )     Consolidated non-vessel owning subsidiaries:

Company		Country of incorporation
1	Castor Maritime SCR Corp. (“Castor SCR”) (1)	Marshall Islands

(1)	Incorporated under the laws of the Marshall Islands on September 16, 2021, this entity serves as the Company’s subsidiaries’ cash manager with effect from November 1, 2021.

(d)    Entities comprising the discontinued operations as part of the Spin-Off

	Company	Country of incorporation	Vessel Name	DWT	Year Built	Delivery date to Castor
1	Toro Corp. (“Toro”) (2)	Marshall Islands	—	—	—	—
2	Toro RBX Corp. (“Toro RBX”) (3)	Marshall Islands	—	—	—	—
3	Rocket Shipping Co. (“Rocket”)	Marshall Islands	M/T Wonder Polaris	115,351	2005	March 2021
4	Gamora Shipping Co. (“Gamora”)	Marshall Islands	M/T Wonder Sirius	115,341	2005	March 2021
5	Starlord Shipping Co. (“Starlord”)	Marshall Islands	M/T Wonder Vega	106,062	2005	May 2021
6	Hawkeye Shipping Co. (“Hawkeye”)	Marshall Islands	M/T Wonder Avior	106,162	2004	May 2021
7	Vision Shipping Co. (“Vision”)	Marshall Islands	M/T Wonder Mimosa	36,718	2006	May 2021
8	Colossus Shipping Co. (“Colossus”)	Marshall Islands	M/T Wonder Musica	106,290	2004	June 2021
9	Xavier Shipping Co. (“Xavier”)	Marshall Islands	M/T Wonder Formosa	36,660	2006	June 2021
10	Drax Shipping Co. (“Drax”)	Marshall Islands	M/T Wonder Bellatrix	115,341	2006	December 2021
11	Elektra Shipping Co. (“Elektra”) (4)	Marshall Islands	—	—	—	—

(2)
Incorporated on July 29, 2022. At the Distribution Date, Toro served as the holding company to which the equity interests of the Aframax/LR2 and Handysize tanker owning subsidiaries and Elektra were contributed.

(3)	Incorporated under the laws of the Marshall Islands on October 3, 2022, to serve, with effect from the Distribution Date, as the cash manager of Toro and its subsidiaries.

(4)	Elektra no longer owns any vessel following the sale of the M/T Wonder Arcturus on May 9, 2022, and delivery of such vessel to an unaffiliated third-party on July 15, 2022.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on March 8, 2023 (the “2022 Annual Report”).

CASTOR MARITIME INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

1. Basis of Presentation and General information (continued):

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the three-month period ended March 31, 2023, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2023.

2. Significant Accounting Policies and Recent Accounting Pronouncements:

A discussion of the Company’s significant accounting policies can be found in the consolidated financial statements for the year ended December 31, 2022, included in the Company’s 2022 Annual Report. Apart from the below additional policies, there have been no material changes to these policies in the three-month period ended March 31, 2023.

New significant accounting policies adopted during the three months ended March 31, 2023

Investment in related party (Financial Instruments, Recognition and Measurement):
The Company has elected to measure equity securities without a readily determinable fair value, that do not qualify for the practical expedient in ASC 820 Fair Value Measurement to estimate fair value using the NAV per share (or its equivalent), at its cost minus impairment, if any. At each reporting period, the Company also evaluates indicators such as the investee’s performance and its ability to continue as going concern and market conditions, to determine whether an investment is impaired in which case, the Company will estimate the fair value of the investment to determine the amount of the impairment loss.

Discontinued Operations

The Company classifies as discontinued operations, a component of an entity or group of components that has been disposed of by sale, disposed of other than by sale or is classified as held for sale and represents a strategic shift that has (or will have) a major effect on the company’s operations and financial results (Note 3).

Recent Accounting Pronouncements:

There are no recent accounting pronouncements the adoption of which is expected to have a material effect on the Company’s unaudited interim condensed consolidated financial statements in the current period.

3. Discontinued operations

The Company's discontinued operations relate to the operations of Toro, Elektra and the subsidiaries formerly comprising the Company’s Aframax/LR2 and Handysize tanker segments following completion of the Spin-Off on March 7, 2023. The Company has no continuing involvement in the Aframax/LR2 and Handysize tanker business as of such date (Note 1).

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

3. Discontinued operations (continued):

The components of assets and liabilities of discontinued operations in the unaudited interim consolidated balance sheet at December 31, 2022 consisted of the following:

CURRENT ASSETS:	December 31, 2022
Cash and cash equivalents	$41,779,594
Accounts receivable trade, net	10,616,573
Due from related parties	558,328
Inventories	893,568
Prepaid expenses and other assets	915,245
Total current assets of discontinued operations	54,763,308

NON-CURRENT ASSETS:
Vessels, net	92,486,178
Restricted cash	700,000
Due from related parties	1,708,474
Prepaid expenses and other assets	5,199,999
Deferred charges, net	2,621,145
Total non-current assets of discontinued operations	102,715,796

CURRENT LIABILITIES:
Current portion of long-term debt, net	2,606,302
Accounts payable	1,643,468
Accrued liabilities	2,269,281
Total current liabilities of discontinued operations	6,519,051

NON-CURRENT LIABILITIES:
Long-term debt, net	10,463,172
Total non-current liabilities of discontinued operations	10,463,172

The components of the income from discontinued operations for the three months ended March 31, 2022 and for the period January 1, 2023 through March 7, 2023 in the unaudited interim condensed consolidated statements of comprehensive income consisted of the following:

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

3. Discontinued operations (continued):
	Three Months Ended March 31,	January 1 through March 7,
	2022	2023
REVENUES:
Time charter revenues	2,986,345	914,000
Voyage charter revenues	10,734,868	7,930
Pool revenues	3,109,235	22,447,344
Total vessel revenues	16,830,448	23,369,274

EXPENSES:
Voyage expenses (including $213,837, and $294,831 to related party for the three months ended March 31, 2022, and 2023, respectively)	(7,241,316)	(374,396)
Vessel operating expenses	(5,236,713)	(3,769,132)
Management fees to related parties	(688,500)	(507,000)
Depreciation and amortization	(1,808,997)	(1,493,759)
Recovery of provision for doubtful accounts	—	266,732
Total expenses	(14,975,526)	(5,877,555)

Operating income	1,854,922	17,491,719

OTHER INCOME/(EXPENSES):
Interest and finance costs	(184,222)	(220,061)
Interest income	615	253,165
Foreign exchange (losses)/ gains	22	(11,554)
Total other (expenses)/income, net	(183,585)	21,550

Net income and comprehensive income from discontinued operations, before taxes	$1,671,337	$17,513,269
Income taxes	(151,761)	(173,937)
Net income and comprehensive income from discontinued operations, net of taxes	$1,519,576	$17,339,332

4. Transactions with Related Parties:

During the three months periods ended March 31, 2022, and 2023, the Company incurred the following charges in connection with related party transactions, which are included in the accompanying unaudited interim condensed consolidated statements of comprehensive income:

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

4. Transactions with Related Parties (continued):

	Three months ended March 31,	Three months ended March 31,
	2022	2023
Management fees-related parties
Management fees – Castor Ships (a)	$1,080,000	$1,188,000
Management fees – Pavimar (b)	450,000	643,500

Included in Voyage expenses
Charter hire commissions – Castor Ships (a)	$488,672	$326,770

Included in General and administrative expenses
Administration fees – Castor Ships (a)	$300,000	$750,000

As of December 31, 2022, and March 31, 2023, balances with related parties consisted of the following:

	December 31, 2022	March 31, 2023
Assets:
Due from Castor Ships (a) – current	$—	$379,435
Due from Castor Ships (a) – non-current	3,514,098	3,198,586
Due from Pavimar (b) – current	2,664,976	3,030,158
Due from Toro (c) related to Spin-Off expenses reimbursement	—	124,144
Investment in Toro (c) – non-current	—	117,319,357

Liabilities:
Due to Castor (a) – current	$227,622	$—

(a)     Castor Ships: During the period from September 1, 2020 (being the initial Castor Ships Management Agreements effective date), and up to June 30, 2022, pursuant to the terms and conditions stipulated in a master management agreement (the “Master Management Agreement”) and separate commercial ship management agreements (the “Ship Management Agreements”) with Castor Ships (together, the “Castor Ships Management Agreements”), Castor Ships managed the Company’s business and provided commercial ship management, chartering and administrative services to the Company and its vessel owning subsidiaries. During the abovementioned period, the Company and its subsidiaries, in exchange for Castor Ship’s services, paid Castor Ships: (i) a flat quarterly management fee in the amount of $0.3 million for the management and administration of the Company’s business, (ii) a daily fee of $250 per vessel for the provision of the services under the Ship Management Agreements, (iii) a commission rate of 1.25% on all charter agreements arranged by Castor Ships and (iv) a commission of 1% on each vessel sale and purchase transaction.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

4. Transactions with Related Parties (continued):

Effective July 1, 2022, the Company and each of the Company’s vessel owning subsidiaries entered, by mutual consent, into an amended and restated master management agreement with Castor Ships (the “Amended and Restated Master Management Agreement”), appointing Castor Ships as commercial and technical manager for the Company’s vessels. The Amended and Restated Master Management Agreement along with new ship management agreements signed between each vessel owning subsidiary and Castor Ships (together, the “Amended Castor Ship Management Agreements”) superseded in their entirety the Castor Ships Management Agreements. Pursuant to the Amended and Restated Master Management Agreement, Castor Ships manages the Company’s overall business and provides the Company’s vessel owning subsidiaries with a wide range of shipping services such as crew management, technical management, operational employment management, insurance management, provisioning, bunkering, accounting and audit support services, commercial, chartering and administrative services, including, but not limited to, securing employment for the Company’s fleet, arranging and supervising the vessels’ commercial operations, providing technical assistance where requested in connection with the sale of a vessel, negotiating loan and credit terms for new financing upon request and providing general corporate and administrative services, among other matters, which it may choose to subcontract to other parties at its discretion. Castor Ships is generally not liable to the Company for any loss, damage, delay or expense incurred during the provision of the foregoing services, except insofar as such events arise from Castor Ships or its employees’ fraud, gross negligence or willful misconduct (for which the Company’s recovery will be limited to two times the Flat Management Fee, as defined below). Notwithstanding the foregoing, Castor Ships will in no circumstances be responsible for the actions of the Company’s crews. The Company has also agreed to indemnify Castor Ships in certain circumstances.

In exchange for the services provided by Castor Ships, the Company and its vessel owning subsidiaries, pay Castor Ships (i) a flat quarterly management fee in the amount of $0.75 million for the management and administration of their business (the “Flat Management Fee”), (ii) a commission of 1.25% on all gross income received from the operation of their vessels, and (iii) a commission of 1% on each consummated sale and purchase transaction. In addition, each of the Company’s vessel owning subsidiaries pay Castor Ships a daily management fee of $925 per containership and dry bulk vessel, and a daily management fee of $975 per tanker vessel (collectively, the “Ship Management Fees”) for the provision of the ship management services provided in the ship management agreements. Pavimar is paid directly by the dry bulk vessel owning subsidiaries its previously agreed proportionate daily management fee of $600 per vessel and Castor Ships is paid the residual amount of $325 of the agreed daily ship management fee. The Ship Management Fees and Flat Management Fee will be adjusted annually for inflation on each anniversary of the Amended and Restated Master Management Agreement’s effective date. The Company also reimburses Castor Ships for extraordinary fees and costs, such as the costs of extraordinary repairs, maintenance or structural changes to the Company’s vessels.

The Amended and Restated Master Management Agreement has a term of eight years from its effective date and this term automatically renews for a successive eight-year term on each anniversary of the effective date, starting from the first anniversary of the effective date, unless the agreements are terminated earlier in accordance with the provisions contained therein. In the event that the Amended and Restated Master Management Agreement is terminated by the Company or is terminated by Castor Ships due to a material breach of the master management agreement by the Company or a change of control in the Company (including certain business combinations, such as a merger or the disposal of all or substantially all of the Company’s assets or changes in key personnel such as the Company’s current directors or Chief Executive Officer), Castor Ships shall be entitled to a termination fee equal to seven times the total amount of the Flat Management Fee calculated on an annual basis. This termination fee is in addition to any termination fees provided for under each Ship Management Agreement.

In January 2023, Castor Ships transferred the technical sub-management of the Company’s containerships from Pavimar to a third-party ship management company.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

4. Transactions with Related Parties (continued):

As of March 31, 2023, in accordance with the provisions of the Amended Castor Ship Management Agreements, Castor Ships (i) had subcontracted to a third-party ship management company the technical management of the Company’s containerships and (ii) was co-managing with Pavimar the Company’s dry bulk vessels. Castor Ships pays, at its own expense, the containership technical management company a fee for the services it has subcontracted to it, without any additional cost to the Company.

During the three months ended March 31, 2023 and 2022, the Company incurred sale and purchase commissions amounting to $0 and $235,500, respectively, included in ‘Vessels, net’ in the accompanying unaudited interim consolidated balance sheets.

The Amended Castor Ship Management Agreements also provide for an advance funding equal to one month of vessel daily operating costs to be placed with Castor Ships as working capital guarantee, refundable in case a vessel is no longer under Castor Ship’s management. As of December 31, 2022, such advances amounted to $3,514,098 and are presented in ‘Due from related parties, non-current’, in the accompanying unaudited interim consolidated unaudited interim balance sheet, respectively. As of March 31, 2023, such advances amounted to $3,198,586 and $315,512, and are presented in ‘Due from related parties, non-current’ and ‘Due from related parties, current’, in the accompanying unaudited interim consolidated balance sheet, respectively. The amount of $315,512 is in relation to the two vessels that have been classified as held for sale (Note 4(b)). As of December 31, 2022, net amounts of $214 were due to Castor Ships in relation to operating expenses payments made by them on behalf of the Company. As of March 31, 2023, net amounts of $110,248 were due from Castor Ships in relation to operating expenses payments made by them on behalf of the Company.

Further, as of December 31, 2022, and March 31, 2023, amounts of $227,408 and $46,325 were due to Castor Ships in connection with the services covered by the Castor Ships Management Agreements and the Amended Castor Ships Management Agreements, respectively. As a result, as of December 31, 2022, aggregate amounts of $227,622 were due to Castor Ships and are presented net in ‘Due from related parties, current’, in the accompanying unaudited interim consolidated balance sheets.

As a result, as of March 31, 2023, net amounts of $379,435 were due from Castor Ships which are presented in ‘Due from related parties, current’, in the accompanying unaudited interim consolidated balance sheets.

(b)     Pavimar: From the Company’s inception and until June 30, 2022, Pavimar, provided, on an exclusive basis, all of the Company’s vessel owning subsidiaries with a wide range of shipping services, including crew management, technical management, operational management, insurance management, provisioning, bunkering, vessel accounting and audit support services, which it could choose to subcontract to other parties at its discretion. Effective January 1, 2020, and during the eight-month period ended August 31, 2020, the Company’s vessels then comprising its fleet were charged with a daily management fee of $500 per day per vessel. On September 1, 2020, the Company’s then vessel owning subsidiaries entered into revised ship management agreements with Pavimar which replaced the then existing ship management agreements in their entirety (the “Technical Management Agreements”). Pursuant to the terms of the Technical Management Agreements, effective September 1, 2020, Pavimar provided all of the Company’s vessel owning subsidiaries with the range of technical, crewing, insurance and operational services stipulated in the previous agreements in exchange for a daily management fee of $600 per vessel. Effective July 1, 2022, the technical management agreements entered into between Pavimar and the Company’s tanker vessel owning subsidiaries were terminated by mutual consent. In connection with such termination, Pavimar and the tanker vessel owning subsidiaries agreed to mutually discharge and release each other from any past and future liabilities arising from the respective agreements. Further, with effect from July 1, 2022, pursuant to the terms of the Amended and Restated Master Management Agreement, Pavimar, continues to provide, as co-manager with Castor Ships, the dry-bulk vessel owning subsidiaries with the same range of technical management services it provided prior to the Company’s entry into the Amended and Restated Management Agreement, in exchange for the previously agreed daily management fee of $600 per vessel. Pavimar also performed the technical management of containerships as sub-manager for Castor Ships from their date of acquisition. In late January 2023, Castor Ships transferred the technical sub-management of the Company’s containerships from Pavimar to a third-party ship management company.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

4. Transactions with Related Parties (continued):

Pavimar had subcontracted the technical management of four (comprising of three dry bulk and one containership) and three dry bulk of the Company’s vessels to third-party ship-management companies as of December 31, 2022 and March 31, 2023, respectively. These third-party management companies provided technical management services to the respective vessels for a fixed annual fee which is paid by Pavimar at its own expense. In connection with the subcontracting services rendered by the third-party ship-management companies, the Company had, as of December 31, 2022, and March 31, 2023, aggregate working capital guarantee deposits due from Pavimar of $258,252 in both periods, which are presented in ‘Due from related parties, current’ in the accompanying unaudited interim consolidated balance sheet. In addition, Pavimar and its subcontractor third-party managers make payments for operating expenses with funds paid from the Company to Pavimar. As of December 31, 2022, and March 31, 2023, net amounts of $2,665,824 and $2,818,056 were due from Pavimar, respectively, in relation to payments made by Pavimar or advance payments to Pavimar on behalf of the Company. Further, as of December 31, 2022, and March 31, 2023, amounts of $259,100 and $46,150 were due to Pavimar in connection with additional services covered by the technical management agreements. As a result, as of December 31, 2022, and March 31, 2023, net amounts of $2,664,976 and $3,030,158, respectively, due from Pavimar, which are presented in ‘Due from related parties, current’, respectively, in the accompanying unaudited interim consolidated balance sheets.

(c)    Investment in related party:

As discussed in Note 1, as part of the Spin-Off Castor received 140,000 Series A Preferred Shares, having a stated amount of $1,000 and a par value of $0.001 per share. The Company is the holder of all of the issued and outstanding Series A Preferred Shares (Note 1). The Series A Preferred Shares do not have voting rights. The Series A Preferred Shares are convertible into common stock at the Company’s option commencing upon the third anniversary of the issue date until but excluding the seventh anniversary, at a conversion price equal to the lesser of (i) 150% of the VWAP of Toro common shares over the five consecutive trading day period commencing on the distribution date, and (ii) the VWAP of Toro common shares over the 10 consecutive trading day period expiring on the trading day immediately prior to the date of delivery of written notice of the conversion; provided, that, in no event shall the conversion price be less than $2.50.

As there was no observable market for the Series A Preferred Shares, these were recognized at $117,222,135 (Note 11), being the fair value of the shares determined through Level 2 inputs of the fair value hierarchy by taking into consideration a third-party valuation. The fair value on the initial recognition is deemed to be the cost. The valuation methodology applied comprised the bifurcation of the value of the Series A Preferred Shares in two components namely, the “straight” preferred stock component and the option component. The mean of the sum of the two components was used to estimate the value for the Series A Preferred Shares at $117,222,135. The valuation methodology and the significant other observable inputs used for each component are set out below:

	Valuation Technique	Significant other observable Input	Values
“Straight” Preferred Stock Component	Discounted cash flow model	• Weighted average cost of capital	12.80%
Option Component	Black Scholes	• Volatility • Risk-free rate • Weighted average cost of capital • Strike price • Share price (based on the first 5 trading days volume weighted average)	69.0% 3.16% 12.80% $5.75 $4.52

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

4. Transactions with Related Parties (continued):

As of March 31, 2023, the aggregate value of investments in Toro amounted to $117,319,357, including $97,222 of accrued dividends and are separately presented as ‘Investments in related party’ in the accompanying unaudited interim consolidated balance sheet. As of March 31, 2023, the Company did not identify any indications for impairment or any observable prices for identical or similar investments of the same issuer.

Furthermore, Castor is entitled to receive cumulative cash dividends, at the annual rate of 1.00% on the stated amount of $1,000 per share, of the 140,000 Series A Preferred Shares, receivable quarterly in arrears on the 15th day of January, April, July and October in each year, subject to Toro’s Board of Directors approval. However, for each quarterly dividend period commencing on or after the reset date (the seventh anniversary of the issue date of the Series A Preferred Shares), the dividend rate will be the dividend rate in effect for the prior quarterly dividend period multiplied by a factor of 1.3; provided that the dividend rate will not exceed 20% per annum in respect of any quarterly dividend period. As the first cash dividend will be received on the 15th day of each April, the Company recognized for the period from March 7, 2023 to March 31, 2023, the amount of $97,222, which is presented in ‘Dividend income from related party’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

Following the successful completion of the Spin-Off, Toro reimbursed Castor $2,570,503 for expenses related to the Spin-Off that have been incurred by Castor. Toro will not reimburse Castor for any of these expenses that were incurred or paid by any of the Toro subsidiaries of Castor after March 7, 2023. As of March 31, 2023, outstanding expenses due to be reimbursed from Toro amounted to $124,144 and is presented in ‘Due from related parties, current’, in the accompanying unaudited interim consolidated balance sheet.

(d)     Vessel Acquisitions:

On January 4, 2022, the Company’s wholly owned subsidiary, Mickey, pursuant to a purchase agreement entered into on December 17, 2021, took delivery of the M/V Magic Callisto, a Japanese-built Panamax dry bulk carrier acquired from a third-party in which a family member of Petros Panagiotidis had a minority interest. The vessel was purchased for $23.55 million. The terms of the transaction were negotiated and approved by a special committee of disinterested and independent directors of the Company. The M/V Magic Callisto acquisition was financed with cash on hand.

5. Deferred Charges, net:

The movement in deferred dry-docking costs, net in the accompanying unaudited interim consolidated balance sheets is as follows:

Dry-docking costs
Balance December 31, 2022	$5,357,816
Additions	37,457
Amortization	(562,058)
Transfer to Assets held for sale (Note 7(b))	(1,162,092)
Balance March 31, 2023	$3,671,123

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

6.  Fair Value of Acquired Time Charters:

In connection with the acquisitions in October 2022 of the M/V Ariana A and the M/V Gabriela A with time charters attached, the Company recognized intangible assets of $897,436 and $2,019,608, respectively, representing the fair values of the favorable time charters attached to the vessels. The M/V Ariana A and M/V Gabriela A attached charters commenced upon the vessels’ deliveries, on November 23, 2022, and November 30, 2022, respectively. The M/V Ariana A attached charter was concluded within the first quarter of 2023 and the respective intangible liability was fully amortized during that period.

For the three months ended March 31, 2022, and 2023, the amortization of the acquired time charters related to the above acquisitions amounted to $0 and $1,026,959, respectively, and is included in ‘Total vessel revenues’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income. The aggregate unamortized portion of the M/V Gabriela A intangible asset as of March 31, 2023, amounted to $1,480,547 and is expected to be amortized to vessel revenues by $1,215,374 within 2023 and by $265,173 within 2024, in accordance with the anticipated expiration date of the respective charter contract.

7. Vessels, net/Assets held for sale:

(a) Vessels, net: The amounts in the accompanying unaudited interim consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated depreciation	Net Book Value
Balance December 31, 2022	372,382,480	(28,974,014)	343,408,466
— Transfer to Assets held for sale (b)	(20,042,433)	2,979,087	(17,063,346)
— Period depreciation	—	(5,250,405)	(5,250,405)
Balance March 31, 2023	352,340,047	(31,245,332)	321,094,715

As of March 31, 2023, 18 of the 22 vessels in the Company’s fleet having an aggregate carrying value of $272.4 million, including the carrying value of vessels that were classified as held for sale as of March 31, 2023,were first priority mortgaged as collateral to their loan facilities (Note 8).

(b) Assets held for sale

On March 13, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/V Magic Rainbow for a gross sale price of $12.6 million. In addition, on March 23, 2023, the Company entered into an agreement with an unaffiliated third party for the sale of the M/V Magic Moon for a gross sale price of $13.95 million. The Company followed the provisions of ASC360 and, as all criteria required for their classifications as such were met at the balance sheet date, as of March 31, 2023, classified the carrying value of the vessels amounting to $17,063,346 and such vessels’ deferred charges and inventory onboard, amounting to $1,162,092 and, $144,269, respectively, as “Assets held for sale” measured at the lower of carrying value and fair value (sale price) less costs to sell. No impairment charges have been recorded as of March 31, 2023 in connection with the anticipated sale of the vessels since their carrying amounts plus unamortized dry-dock costs as at the balance sheet date were lower than their fair values less cost to sell. The Company expects to recognize during the second quarter of 2023 a gain on the sale of the M/V Magic Rainbow of approximately $3.8 million and a gain on the sale of the M/V Magic Moon of approximately $4.6 million, excluding any transaction related costs. The M/V Magic Rainbow was delivered to its new owners on April 18, 2023 and the M/V Magic Moon is expected to be delivered to its new owner during the third quarter of 2023.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

8. Long-Term Debt:

The amount of long-term debt shown in the accompanying unaudited interim consolidated balance sheet of March 31, 2023, is analyzed as follows:

		Year/Period Ended
Loan facilities	Borrowers	December 31, 2022	March 31, 2023
$11.0 Million Term Loan Facility (a)	Spetses- Pikachu	$6,200,000		$5,800,000
$4.5 Million Term Loan Facility (b)	Bistro	2,850,000		2,700,000
$15.29 Million Term Loan Facility (c)	Pocahontas- Jumaru	11,993,000		11,522,000
$40.75 Million Term Loan Facility (e)	Liono-Snoopy-Cinderella-Luffy	34,980,000		33,826,000
$23.15 Million Term Loan Facility (f)	Bagheera-Garfield	17,800,500		16,566,000
$55.00 Million Term Loan Facility (g)	Mulan- Johnny Bravo-Songoku-Asterix-Stewie	44,395,000		40,860,000
$22.5 Million Term Loan Facility (h)	Tom-Jerry	22,250,000		20,750,000
Total long-term debt including Debt related to assets held for sale		$140,468,500		$132,024,000
Less: Deferred financing costs		(1,696,738)		(1,510,587)
Total long-term debt including Debt related to assets held for sale, net of deferred finance costs		$138,771,762		130,513,413

Presented:
Current portion of long-term debt		$29,848,400		$24,740,000
Less: Current portion of deferred finance costs		(677,585)		(595,253)
Current portion of long-term debt, net of deferred finance costs		$29,170,815		$24,144,747

Debt related to assets held for sale		$—		9,995,000
Less: Current portion of deferred finance costs		—		(90,844)
Debt related to assets held for sale, net of deferred finance costs		—		9,904,156
			$
Non-Current portion of long-term debt		110,620,100		97,289,000
Less: Non-Current portion of deferred finance costs		(1,019,153)		(824,490)
Non-Current portion of long-term debt, net of deferred finance costs		$109,600,947		$96,464,510

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

8. Long-Term Debt (continued):

a. $11.0 Million Term Loan Facility

On March 31, 2023, a notice of LIBOR replacement by SOFR has been signed with Alpha Bank, S.A. (“Alpha Bank”), where the Margin (as defined in the loan agreement) will be increased by a percentage which is the equivalent of the positive difference (i.e. 0.045% with value date April 3, 2023) between USD LIBOR and SOFR for the first rollover period selected upon application of SOFR methodology. Such percentage will apply over the tenor of the loan going forward regardless of future rollover periods. Further details of the Company’s $11.0 million senior secured credit facility with Alpha Bank (the “$11.0 Million Term Loan Facility”) are discussed in Note 7 of the consolidated financial statements for the year ended December 31, 2022, included in the Company’s 2022 Annual Report.

b. $4.5 Million Term Loan Facility

Details of the Company’s $4.5 million senior secured credit facility with Chailease International Financial Services Co. Ltd. (the “$4.5 Million Term Loan Facility”), are discussed in Note 7 of the consolidated financial statements for the year ended December 31, 2022, included in the Company’s 2022 Annual Report.

c. $15.29 Million Term Loan Facility

Details of the Company’s $15.29 million senior secured credit facility with Hamburg Commercial Bank AG, (the “$15.29 Million Term Loan Facility”), are discussed in Note 7 of the consolidated financial statements for the year ended December 31, 2022, included in the Company’s 2022 Annual Report.

d. $18.0 Million Term Loan Facility

On March 7, 2023, as part of the Spin-Off, the outstanding amount of principal, net of deferred finance charges was contributed to Toro with amount of $12,413,056 (Note 1) and Toro replaced the Company as guarantor under the $18.0 million senior secured credit facility with Alpha Bank S.A., (the “$18.0 Million Term Loan Facility”). Further details of the $18.0 Million Term Loan Facility are discussed in Note 7 of the consolidated financial statements for the year ended December 31, 2022, included in the Company’s 2022 Annual Report.

e. $40.75 Million Term Loan Facility

Details of the Company’s $40.75 million senior secured credit facility with Hamburg Commercial Bank AG, (the “$40.75 Million Term Loan Facility”), are discussed in Note 7 of the consolidated financial statements for the year ended December 31, 2022, included in the Company’s 2022 Annual Report.

f. $23.15 Million Term Loan Facility

Details of the Company’s $23.15 million senior secured credit facility with Chailease International Financial Services (Singapore) Pte. Ltd., (the “$23.15 Million Term Loan Facility”), are discussed in Note 7 of the consolidated financial statements for the year ended December 31, 2022, included in the Company’s 2022 Annual Report. On April 18, 2023, the Company repaid $6.95 million under this facility from the proceeds of the sale of M/V Magic Rainbow, being the part of the loan secured by M/V Magic Rainbow, and the repayment schedule was adjusted accordingly.

g. $55.0 Million Term Loan Facility

Details of the Company’s $55.0 million senior secured credit facility with Deutsche Bank AG, (the “$55.0 Million Term Loan Facility”), are discussed in Note 7 of the consolidated financial statements for the year ended December 31, 2022, included in the Company’s 2022 Annual Report.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

8. Long-Term Debt (continued):

h. $22.5 Million Term Loan Facility

Details of the Company’s $22.5 million senior secured credit facility with Chailease International Financial Services (Singapore) Pte. Ltd. (the “$22.5 Million Term Loan Facility”), are discussed in Note 7 of the consolidated financial statements for the year ended December 31, 2022, included in the Company’s 2022 Annual Report.

As of December 31, 2022, and March 31, 2023, the Company was in compliance with all financial covenants prescribed in its debt agreements.

Restricted cash as of March 31, 2023, current and non-current, includes (i) $6.6 million of minimum liquidity deposits required pursuant to the $11.0 Million Term Loan Facility, the $15.29 Million Term Loan Facility, the $40.75 Million Term Loan Facility and the $55.0 Million Term Loan Facility discussed above, (ii) $1.1 million in the dry-dock reserve accounts required under the $15.29 Million Term Loan Facility, the $40.75 Million Term Loan Facility and the $55.00 Million Term Loan Facility discussed above, and (iii) $1.7 million of retention deposits required under the $15.29 Million Term Loan Facility and the $40.75 Million Term Loan Facility.

Restricted cash as of December 31, 2022, current and non-current, includes (i) $6.6 million of minimum liquidity deposits required pursuant to the $11.0 Million Term Loan Facility, the $15.29 Million Term Loan Facility, the $40.75 Million Term Loan Facility and the $55.0 Million Term Loan Facility discussed above, (ii) $0.9 million in the dry-dock reserve accounts required under the $15.29 Million Term Loan Facility, the $40.75 Million Term Loan Facility and the $55.00 Million Term Loan Facility discussed above, and (iii) $1.7 million of retention deposits required under the $15.29 Million Term Loan Facility and the $40.75 Million Term Loan Facility.

The annual principal payments for the Company’s outstanding debt arrangements (including the debt related to assets held for sale) as of March 31, 2023, required to be made after the balance sheet date, are as follows:

Twelve-month period ending March 31,	Amount
2024	34,735,000
2025	30,193,400
2026	14,820,400
2027	47,175,200
2028	5,100,000
Total long-term debt	$132,024,000

The weighted average interest rate on the Company’s long-term debt for the three month ended March 31, 2022 and 2023 was 3.6%, and 8.1% respectively.

Total interest incurred on long-term debt for the three month ended March 31, 2022 and 2023, amounted to $1.2 million and $2.7 million respectively, and is included in Interest and finance costs (Note 17) in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

9. Investment in equity securities

A summary of the movement in listed equity securities for the three-month period ended March 31, 2023 is presented in the table below:

Equity securities
Balance December 31, 2022	$—
Equity securities acquired	31,742,081
Proceeds from sale of equity securities	(258,999)
Gain on sale of equity securities	2,636
Unrealized loss on equity securities revalued at fair value at end of the period	(7,695,588)
Balance March 31, 2023	$23,790,130

In the three-month periods ended March 31, 2022, and 2023, the Company received dividends of $0 and $313,716, respectively, from its investments in listed equity securities.

10. Equity Capital Structure:

Under the Company’s Articles of Incorporation, as amended, the Company’s authorized capital stock consists of 2,000,000,000 shares, par value $0.001 per share, of which 1,950,000,000 shares are designated as common shares and 50,000,000 shares are designated as preferred shares. During the three months ended March 31, 2023, there was no movement in the Company’s stock and in outstanding warrants. For a further description of the terms and rights of the Company’s capital stock and details of its equity transactions prior to January 1, 2023, please refer to Note 8 of the consolidated financial statements for the year ended December 31, 2022, included in the Company’s 2022 Annual Report.

11. Financial Instruments and Fair Value Disclosures:

The principal financial assets of the Company consist of cash at banks, restricted cash, trade accounts receivable, investments in listed equities, an investment in related party and amounts due from related party/(ies). The principal financial liabilities of the Company consist of trade accounts payable, accrued liabilities, amounts due to related party/(ies) and long-term debt.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, restricted cash, accounts receivable trade, net, amounts due from/to related party/(ies) and accounts payable: The carrying values reported in the accompanying unaudited interim consolidated balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term maturity nature. Cash and cash equivalents and restricted cash, current are considered Level 1 items as they represent liquid assets with short term maturities. The carrying value approximates the fair market value for interest bearing cash classified as restricted cash, non-current and is considered Level 1 item of the fair value hierarchy.

Investment in listed equity securities: The carrying value reported in the accompanying unaudited interim consolidated balance sheet for this financial instrument represents its fair value and is considered Level 1 item of the fair value hierarchy as it is determined though quoted prices in an active market.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

11. Financial Instruments and Fair Value Disclosures: (continued):

Long-term debt: The secured credit facilities discussed in Note 8, have a recorded value which is a reasonable estimate of their fair value due to their variable interest rate and are thus considered Level 2 items in accordance with the fair value hierarchy as LIBOR and SOFR rates are observable at commonly quoted intervals for the full terms of the loans.

Investment in related party: Investments in related party is initially measured at fair value which is deemed to be the cost and subsequently assessed for the existence of any observable market for the Series A Preferred Shares and any observable price changes for identical or similar investments and the existence of any indications for impairment. As per the Company’s assessment no such case was identified as at March 31, 2023..

The following is a tabular presentation of the non-recurring fair value measurement of Investment in related party.
	March 31, 2023	Significant other observable inputs (Level 2)	Total gain / (loss)
Non-recurring fair value measurements
Investment in related party (Note 4)	117,222,135	117,222,135	-
Total investment in related party	$117,222,135	$117,222,135	$-

Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts receivable. The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of the financial institutions in which it places its deposits. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

12. Commitments and Contingencies:

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements. The Company is covered for liabilities associated with the vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

(a) Commitments under long-term lease contracts

The following table sets forth the future minimum contracted lease payments to the Company (gross of charterers’ commissions), based on the Company’s vessels’ commitments to non-cancelable time charter contracts as of March 31, 2023. Non-cancelable time charter contracts include both fixed-rate time charters or charters linked to the Baltic Dry Index (“BDI”). For index linked contracts, contracted lease payments have been calculated using the BDI linked rate as measured at the commencement date.

In addition, certain of the variable-rate contracts have the option at the Company’s option to convert to a fixed rate for a predetermined period, in such cases where lease payments have been converted to a fixed rate, the minimum contracted lease payments for this period are calculated using the agreed converted fixed rate. The calculation does not include any assumed off-hire days.

Twelve-month period ending March 31,	Amount
2024	$62,211,180
2025	607,778
Total	$62,818,958

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

13. Earnings/(Loss) Per Common Share:

The Company calculates earnings/(loss) per common share by dividing net income/(loss) available to common shareholders in each period by the weighted-average number of common shares outstanding during that period.

Diluted earnings/(loss) per common share, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional shares that would then share in the Company’s net income. For the three months ended March 31, 2022, and 2023, the effect of the warrants outstanding during these periods and as of that dates, would be antidilutive, hence were excluded from the computation of diluted earnings per share. As a result, for the three months ended March 31, 2022, and 2023, ‘Basic earnings per share’ equaled ‘Diluted earnings per share’. For more information on the terms and conditions of these securities, please refer to Note 11 of the consolidated financial statements for the year ended December 31, 2022, included in the Company’s 2022 Annual Report.

The components of the calculation of basic and diluted earnings per common share in each of the periods comprising the accompanying unaudited interim condensed consolidated statements of comprehensive income are as follows:

	Three months ended March 31,	Three months ended March 31,
	2022	2023
Net income/(loss) and comprehensive income/(loss) from continuing operations, net of taxes	$18,456,712	$(6,510,038)
Net income and comprehensive income from discontinued operations, net of taxes	1,519,576	17,339,332
Net income and comprehensive income	19,976,288	10,829,294
Weighted average number of common shares outstanding, basic and diluted	94,610,088	94,610,088
Earnings/(loss) per common share, basic and diluted, continuing operations	0.20	(0.07)
Earnings per common share, basic and diluted, discontinued operations	0.02	0.18
Earnings per common share, basic and diluted, total	0.21	0.11

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

14. Total Vessel Revenues:

The following table includes the voyage revenues earned by the Company in each of the three-month periods ended March 31, 2022, and 2023, as presented in the accompanying unaudited interim condensed consolidated statements of comprehensive income:

	Three months ended March 31,	Three months ended March 31,
	2022	2023
Time charter revenues	37,810,865	24,468,970
Total Vessel revenues	$37,810,865	$24,468,970

During each of the three-month periods ended March 31, 2022 and March 31, 2023, the Company generated its revenues from time charters.

The Company typically enters into fixed rate or index-linked rate charters with an option to convert to fixed rate time charters ranging from one month to twelve months and in isolated cases on longer terms depending on market conditions. The charterer has the full discretion over the ports visited, shipping routes and vessel speed, subject to the owner protective restrictions discussed below. Time charter agreements may have extension options ranging from months, to sometimes, years. The time charter party generally provides, among others, typical warranties regarding the speed and the performance of the vessel as well as owner protective restrictions such that the vessel is sent only to safe ports by the charterer, subject always to compliance with applicable sanction laws and war risks, and carries only lawful and non-hazardous cargo.

15. Vessel Operating Expenses and Voyage Expenses:

The amounts in the accompanying unaudited interim condensed consolidated statements of comprehensive income are analyzed as follows:

	Three months ended March 31,	Three months ended March 31,
Vessel Operating Expenses	2022	2023
Crew & crew related costs	4,952,614	5,937,987
Repairs & maintenance, spares, stores, classification, chemicals & gases, paints, victualling	2,886,534	2,862,901
Lubricants	618,771	796,155
Insurances	919,252	913,414
Tonnage taxes	185,732	235,212
Other	564,502	522,014
Total Vessel operating expenses	$10,127,405	$11,267,683

	Three months ended March 31,	Three months ended March 31,
Voyage expenses	2022	2023
Brokerage commissions	452,727	393,247
Brokerage commissions- related party	488,672	326,770
Port & other expenses	214,711	88,534
Bunkers consumption	969,323	402,131
(Gain)/loss on bunkers	(1,135,979)	66,403
Total Voyage expenses	$989,454	$1,277,085

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

16. General and Administrative Expenses:

General and administrative expenses are analyzed as follows:

	Three months ended March 31,	Three months ended March 31,
	2022	2023
Audit fees	$58,310	$57,496
Chief Executive and Chief Financial Officer and directors’ compensation	18,000	18,000
Professional fees and other expenses	545,397	309,168
Administration fees-related party (Note 4(a))	300,000	750,000
Total	$921,707	$1,134,664

17. Interest and Finance Costs:

The amounts in the accompanying unaudited interim consolidated balance sheets are analyzed as follows:

	Three months ended March 31,	Three months ended March 31,
	2022	2023
Interest on long-term debt	$1,200,985	$2,719,402
Amortization of deferred finance charges	185,994	186,151
Other finance charges	62,634	182,526
Total Interest and Finance Costs	$1,449,613	$3,088,079

18. Segment Information:

In late 2022, the Company acquired two containerships. As a result of the different characteristics of such containerships in relation to the Company’s other operating segments, the Company determined that, with effect from the fourth quarter of 2022, it operated in two reportable segments: (i) dry bulk and (ii) containerships on a continued operations basis. The reportable segments reflect the internal organization of the Company and the way the chief operating decision maker reviews the operating results and allocates capital within the Company. In addition, the transport of dry cargo commodities, which are carried by dry bulk vessels, has different characteristics to the transport of containerized products (carried by containerships). In addition, the transportation of containerized goods, the nature of trade, as well as the trading routes, charterers and cargo handling, is different from the dry-bulk segment.

The table below presents information about the Company’s reportable segments as of and for the three months ended March 31, 2022, and 2023. The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company’s unaudited interim condensed consolidated financial statements. Segment results are evaluated based on income from operations.

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

18. Segment Information (continued):

	Three months ended March 31,		Three months ended March 31,
	2022		2023
	Dry bulk segment	Total	Dry bulk segment	Container ship segment	Total
Time charter revenues	$37,810,865	37,810,865	$21,031,930	3,437,040	24,468,970
Total vessel revenues	$37,810,865	37,810,865	$21,031,930	3,437,040	24,468,970
Voyage expenses (including charges from related party)	(989,454)	(989,454)	(1,109,565)	(167,520)	(1,277,085)
Vessel operating expenses	(10,127,405)	(10,127,405)	(9,708,905)	(1,558,778)	(11,267,683)
Management fees to related parties	(1,530,000)	(1,530,000)	(1,665,000)	(166,500)	(1,831,500)
Depreciation and amortization	(4,272,809)	(4,272,809)	(4,553,307)	(1,259,156)	(5,812,463)
Segments operating income/(loss)	$20,891,197	$20,891,197	$3,995,153	$285,086	$4,280,239
Interest and finance costs		(1,478,573)			(2,941,420)
Interest income		3,356			660,541
Foreign exchange (losses)/gains		(1,256)			(55,082)
Unrealized loss on equity securities		—			(7,695,588)
Less: Unallocated corporate general and administrative expenses		(921,707)			(1,134,664)
Less: Corporate Interest and finance costs		28,960			(146,659)
Less: Corporate Interest income		21,848			138,423
Less: Corporate exchange (losses)/gains		(32)			(6,496)
Dividend income on equity securities		—			313,716
Dividend income from related party					97,222
Gain on sale of equity securities		—			2,636
Net income/ (loss) and comprehensive income/(loss) from continuing operations, before taxes		$18,543,793			$(6,487,132)
Net income and Comprehensive income from discontinued operations, before taxes		$1,671,336			$17,513,269
Net income and Comprehensive income, before taxes		$20,215,129			$11,026,137

A reconciliation of total segment assets to total assets presented in the accompanying unaudited interim consolidated balance sheets of December 31, 2022, and March 31, 2023, is as follows:

CASTOR MARITIME INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

18.    Segment Information (continued):

	As of December 31, 2022	As of March 31, 2023
Dry bulk segment	$339,599,683	$326,681,599
Containership segment	52,850,927	50,116,804
Cash and cash equivalents (1)	82,336,438	54,634,994
Prepaid expenses and other assets (1)	654,796	141,888,607
Total assets from continuing operations	$475,441,844	$573,322,004
Total assets from discontinued operations	$157,479,104	$—
Total consolidated assets	$632,920,948	$573,322,004

(1)	Refers to assets of other, non-vessel owning, entities included in the unaudited interim condensed consolidated financial statements.

19.	Subsequent Events:

(a) On April 20, 2023, the Company received written notification from the Nasdaq Stock Market that it was not in compliance with the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market and was initially provided with 180 calendar days, or until October 17, 2023, to regain compliance with the subject requirement. The Company intends to monitor the closing bid price of its common stock during the compliance period and is considering its options to regain compliance with the Nasdaq Capital Market minimum bid price requirement. The Company can cure this deficiency if the closing bid price of its common stock is $1.00 per share or higher for at least ten consecutive business days during the cure period. In the event the Company does not regain compliance within the cure period and meets all other listing standards and requirements, the Company may be eligible for an additional 180-day cure period.

The Company intends to cure the deficiency within the prescribed cure period. During this time, the Company's common stock will continue to be listed and trade on the Nasdaq Capital Market. The Company's business operations are not affected by the receipt of the notification.